Exhibit 1.4

[Translation]

Honda Motor Co., Ltd.

Criteria for Independence of Outside Directors

The Company’s Board of Directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1. He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2. No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above

—End—

Established on May 15, 2015

Amended on June 15, 2017

Amended on February 9, 2021

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.
*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.
*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company group borrows, where the aggregate amount of outstanding borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.
*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.